APPALACHIAN POWER COMPANY
                       PUTNAM COAL TERMINAL
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 23272
        BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1999





                             CONTENTS



                                                            Page

Statements of Transfer Fees Charged                           1

Summary of Costs Incurred                                     2

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                         APPALACHIAN POWER COMPANY
                           PUTNAM COAL TERMINAL
                    STATEMENTS OF TRANSFER FEES CHARGED
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1999

                                  October 1999                   November 1999                      December 1999
                          Tons      Fee        Amount    Tons       Fee         Amount    Tons        Fee         Amount
                                 (per ton)     (000)             (per ton)      (000)              (per ton)      (000)

TRANSFER FEES CHARGED
Appalachian Power
 Company:(a)
 -Mountaineer Plant. . .   22,499   $4.50      $101       22,499    $4.50       $101         -        $ -         $ -

Ohio Power Company:(b)
 -Amos Plant(c). . . . .  184,997     N/A         2(d)   106,223      N/A          2(d)   146,536       N/A         -(d)

       TOTAL . . . . . .  207,496              $103      128,722                $103      146,536                 $ -


(a) Excludes any return on investment since the Company's investment in the terminal is included in its rate base.
(b) Includes return on investment associated with the utilization of the terminal.
(c) Represents monthly settlement with Ohio Power Company in order to equalize the investment in the facilities that are used in common by the Amos Plant and the Putnam Coal Terminal.  The settlement is based on the usage of those facilities and represents a return on investment and not a transfer fee.
(d) Estimated utilization payment.
N/A Not Applicable
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                    APPALACHIAN POWER COMPANY
                       PUTNAM COAL TERMINAL
                    SUMMARY OF COSTS INCURRED
        BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1999
                                                          Three
                                                          Months
                       October    November    December    Ended
                         1999       1999        1999     12/31/99
                                     (in thousands)
Salaries and Benefits.   $176       $136       $(460)     $(148)
Depreciation . . . . .     60         60          60        180
Taxes Other Than
  Income Taxes*. . . .     15         15          15         45
Materials & Supplies .     10        141        (101)        50
Electricity. . . . . .      6          8           8         22
Other. . . . . . . . .     16        (22)        111        105

          Total**. . .   $283       $338       $(367)     $ 254



  *  Excludes FICA, Federal Unemployment and State Unemployment.
     These costs are reflected in benefits.
 **  Excludes cost of capital, see discussion of return on  investment in the footnotes on page 1.
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